March 24, 2025

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

       Re: 5E Advanced Materials, Inc.
           Registration Statement on Form S-3
           Filed March 18, 2025
           File No. 333-285880
Dear Paul Weibel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Drew Capurro